UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Brightcove, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10921T101
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
116 Radio Circle

Mount Kisco, NY 10549
(914) 239-3117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29,2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1( e), 240.13d -l(f) or 240.13d -l(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d

-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 10921T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,747,974
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,747,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.29%
14	TYPE OF REPORTING PERSON (See Instructions) IA,00

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SCHEDULE 13D

CUSIP No. 10921T101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,747,974
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,747,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.29%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 19, 2019 (the "Original Schedule 13D") and Amendment No 1 to the Original Schedule 13 D filed with the SEC on December 27, 2017 ("Amendment No. 1"), Amendment No 2 to the Original Schedule 13 D filed with the SEC on February 26, 2018 ("Amendment No. 2") and Amendment No 3 to the Original Schedule 13 D filed with the SEC on May 4, 2020 ("Amendment No 3") and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the ("Schedule 13D"), with respect to the Common Stock, par value $0.001 (the "Common Stock") of Brightcove, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 3,747,974 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $30,618,018. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof , (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 3,747,974 shares of Common Stock, constituting 9.29% of the shares of Common Stock, based upon 40,348,891 shares of Common Stock outstanding as of April 22,2021, based on the information set forth in the Quarterly Report on form 10-Q filed by the Issuer on April 28, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 3,747,974 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 3,747,974 shares of Common Stock.

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(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A.  All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held  by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 3,000 put option contracts expiring in June 2021, 8,000 put option contracts expiring in September 2021, 2,000 put option contracts expiring in December 2021, 10,004 put option contracts expiring in January 2022. These put option contracts provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options. The Reporting Persons have bought 1,004 call option contracts expiring in May 2021, which provide that the Reporting Persons have the right to purchase additional shares of Common Stock at the strike price. In addition, the Reporting person wrote 4,000 call option contracts expiring in September 2021. These call option contracts provide that the Reporting Person will be required to sell shares of Common Stock if the counterparty thereto exercises such call options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2021
Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

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Transaction Date	Transaction Code	Shares/Face Value	Price
4/29/2021	Buy	110,000	$16.274
4/29/2021	Buy	110,000	$16.1295
4/29/2021	Buy	75,000	$16.2377
4/29/2021	Buy	100,000	$16.0748
4/29/2021	Buy	105,000	$16.1404
4/29/2021	Buy	40,000	$15.5727

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